Exhibit 8

Annex V

Transactions with Related Parties of Cablevisión.

CLIENTS

Company	Purpose
ARTE GRAFICO EDITORIAL ARGENTINO S.A.	Cable Television, Internet
ARTE RADIOTELEVISIVO ARGENTINO S.A.	Cable Television, Internet
ARTES GRAFICAS RIOPLATENSE S.A.	Cable Television, Internet
CANAL RURAL SATELITAL S.A.	Cable Television, Internet and Advertising
COMPAÑÍA DE MEDIOS DIGITALES (CMD) S.A.	Cable Television, Internet
COMPAÑÍA INVERSORA EN MEDIOS DE COMUNICACION S.A.	Cable Television, Internet
CUSPIDE LIBROS S.A.	Cable Television, Internet
DIARIO LOS ANDES HNOS. CALLE S.A.	Cable Television, Internet
GC GESTION COMPARTIDA S.A.	Cable Television, Internet
GRUPO CLARIN S.A. / CABLEVISION HOLDING S.A.	Financial Loans
LA VOZ DEL INTERIOR S.A.	Cable Television, Internet
MAS LOGISTICA S.A.	Cable Television, Internet
PAPEL PRENSA S A I C F Y DE M	Internet
POLKA PRODUCCIONES S.A.	Cable Television, Internet
RADIO MITRE S.A.	Cable Television, Internet and Advertising
TELE RED IMAGEN S.A.	Cable Television, Internet
TELECOR S.A.C.I.	Cable Television, Internet
TELEDIFUSORA BAHIENSE S.A.	Cable Television, Internet
UNIR S.A.	Cable Television, Internet
UTE FEASA	Cable Television, Internet

SUPPLIERS

Company	Purpose
CONTENT
ARTE RADIOTELEVISIVO ARGENTINO S.A.	Programming / Co-production
CANAL RURAL	Programming
TELE RED IMAGEN S.A.	Programming
POLKA PRODUCCIONES S.A.	Co-production
RADIO MITRE S.A.	Programming

ADMINISTRATIVE
GRUPO CLARIN S.A. / CABLEVISION HOLDING S.A.	Management Fees
GC GESTION COMPARTIDA S.A.	Advisory Services, Collection Fees

ADVERTISING/SERVICES
ARTE GRAFICO EDITORIAL ARGENTINO S.A.	Advertising, ‘Clarín 365’ Benefit Program for CV employees
ARTES GRAFICAS RIOPLATENSE S.A.	Magazine Edition and Distribution
ARTE RADIOTELEVISIVO ARGENTINO S.A.	Advertising
COMPAÑÍA DE MEDIOS DIGITALES (CMD) S.A.	Advertising
COMPAÑÍA INVERSORA EN MEDIOS DE COMUNICACIÓN CIMECO S.A.	Advertising
CUSPIDE LIBROS S.A.	Advertising
DIARIO LOS ANDES HNOS. CALLE S.A.	Commercial Services
IMPRIPOST TECNOLOGIAS S.A.	Printing and Envelope of Invoices
LA VOZ DEL INTERIOR S.A.	Advertising
MAS LOGISTICA S.A.	Distribution Services
TELECOR S.A.C.I.	Advertising
UNIR S.A.	Services and Distribution